UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

TransMedics Group, Inc.
(Name of Issuer)

Common Stock, No par value
(Title of Class of Securities)

89377M109
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [  ]            Rule 13d-1(b)
 [x]            Rule 13d-1(c)
 [  ]            Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Except as otherwise provided herein, beneficial ownership information contained herein is given as of the date listed above.

1
Names of Reporting Persons.

Riva Capital Partners III, L.P.
Riva Capital Management III, LLC
Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, LLC
Abrams Capital Management, L.P.
David Abrams

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4
Citizenship or Place of Organization.

Riva Capital Partners III, L.P. – Delaware
Riva Capital Management III, LLC – Delaware
Abrams Capital Partners II, L.P. - Delaware
Abrams Capital, LLC – Delaware
Abrams Capital Management, LLC – Delaware
Abrams Capital Management, L.P. – Delaware
David Abrams – United States

Number of Shares Beneficially Owned by Each Reporting Person With
5  Sole Voting Power

Riva Capital Partners III, L.P. – 0 shares
Riva Capital Management III, LLC – 0 shares
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

6  Shared Voting Power

Riva Capital Partners III, L.P. – 1,458,275 shares
Riva Capital Management III, LLC – 1,458,275 shares
Abrams Capital Partners II, L.P. – 1,624,227 shares
Abrams Capital, LLC – 1,922,152 shares
Abrams Capital Management, LLC – 3,499,859 shares
Abrams Capital Management, L.P. – 3,499,859 shares
David Abrams – 3,499,859 shares

7  Sole Dispositive Power

Riva Capital Partners III, L.P. – 0 shares
Riva Capital Management III, LLC – 0 shares
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

8  Shared Dispositive Power

Riva Capital Partners III, L.P. – 1,458,275 shares
Riva Capital Management III, LLC – 1,458,275 shares
Abrams Capital Partners II, L.P. – 1,624,227 shares
Abrams Capital, LLC – 1,922,152 shares
Abrams Capital Management, LLC – 3,499,859 shares
Abrams Capital Management, L.P. – 3,499,859 shares
David Abrams – 3,499,859 shares

9
Aggregate Amount Beneficially Owned by Each Reporting Person

Riva Capital Partners III, L.P. – 1,458,275 shares
Riva Capital Management III, LLC – 1,458,275 shares
Abrams Capital Partners II, L.P. – 1,624,227 shares
Abrams Capital, LLC – 1,922,152 shares
Abrams Capital Management, LLC – 3,499,859 shares
Abrams Capital Management, L.P. – 3,499,859 shares
David Abrams – 3,499,859 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11
Percent of Class Represented by Amount in Row (9)

Riva Capital Partners III, L.P. – 6.89%
Riva Capital Management III, LLC –6.89%
Abrams Capital Partners II, L.P. – 7.67%
Abrams Capital, LLC – 9.08%
Abrams Capital Management, LLC – 16.54%
Abrams Capital Management, L.P. – 16.54%
David Abrams – 16.54%

12
Type of Reporting Person (See Instructions)

Riva Capital Partners III, L.P. – OO (Limited Partnership)
Riva Capital Management III, LLC – OO (Limited Liability Company)
Abrams Capital Partners II, L.P. - OO (Limited Partnership)
Abrams Capital, LLC  – OO (Limited Liability Company)
Abrams Capital Management, LLC  – OO (Limited Liability Company)
Abrams Capital Management, L.P.  – OO (Limited Partnership)
David Abrams – IN

SCHEDULE 13G
Item 1
(a)	Name of Issuer
TransMedics Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices
200 Minuteman Road, Andover, Massachusetts 01810

Item 2
(a)	Name of Person Filing
Riva Capital Partners III, L.P. Riva Capital Management III, LLC Abrams Capital Partners II, L.P. Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
(b)	Address of Principal Business Office or, if none, Residence

Riva Capital Partners III, L.P.
Riva Capital Management III, LLC
Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, LLC
Abrams Capital Management, L.P.
David Abrams
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 21st Floor
Boston, MA 02116

(c)	Citizenship

Riva Capital Partners III, L.P. – Delaware
Riva Capital Management III, LLC – Delaware
Abrams Capital Partners II, L.P. - Delaware
Abrams Capital, LLC - Delaware
Abrams Capital Management, LLC - Delaware
Abrams Capital Management, L.P. - Delaware
David Abrams  - United States

(d)	Title of Class of Securities
Common Stock, no par value
(e)	CUSIP Number
89377M109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4	Ownership
The percentages reported herein are calculated based upon the statement in the Issuer’s Report on Form 10-Q for the quarterly period ended September 28, 2019, as filed with the Securities and Exchange Commission on November 8, 2019, that there were 21,163,664 shares of Common Stock of the Issuer outstanding as of October 31, 2019.

Item 4(a)	Amount Beneficially Owned**

Riva Capital Partners III, L.P. – 1,458,275 shares
Riva Capital Management III, LLC – 1,458,275 shares
Abrams Capital Partners II, L.P. – 1,624,227 shares
Abrams Capital, LLC – 1,922,152 shares
Abrams Capital Management, LLC – 3,499,859 shares
Abrams Capital Management, L.P. – 3,499,859 shares
David Abrams – 3,499,859 shares

Item 4(b)	Percent of Class

Riva Capital Partners III, L.P. – 6.89%
Riva Capital Management III, LLC – 6.89%
Abrams Capital Partners II, L.P. – 7.67%
Abrams Capital, LLC – 9.08%
Abrams Capital Management, LLC – 16.54%
Abrams Capital Management, L.P. – 16.54%
David Abrams – 16.54%

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
(i)	sole power to vote or to direct the vote

Riva Capital Partners III, L.P. – 0 shares
Riva Capital Management III, LLC –0 shares
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

(ii)	shared power to vote or to direct the vote

Riva Capital Partners III, L.P. – 1,458,275 shares
Riva Capital Management III, LLC – 1,458,275 shares
Abrams Capital Partners II, L.P. – 1,624,227 shares
Abrams Capital, LLC – 1,922,152 shares
Abrams Capital Management, LLC – 3,499,859 shares
Abrams Capital Management, L.P. – 3,499,859 shares
David Abrams – 3,499,859 shares

(iii)	sole power to dispose or to direct the disposition of

Riva Capital Partners III, L.P. – 0 shares
Riva Capital Management III, LLC – 0 shares
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

(iv)	shared power to dispose or to direct the disposition of

Riva Capital Partners III, L.P. – 1,458,275 shares
Riva Capital Management III, LLC – 1,458,275 shares
Abrams Capital Partners II, L.P. – 1,624,227 shares
Abrams Capital, LLC – 1,922,152 shares
Abrams Capital Management, LLC – 3,499,859 shares
Abrams Capital Management, L.P. – 3,499,859 shares
David Abrams – 3,499,859 shares

***Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent shares beneficially owned by ACP II.  Shares reported herein for Abrams Capital, LLC (“Abrams Capital”) represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner.  Shares reported herein for Riva Capital Partners III, L.P. (“RCP III”) represent shares beneficially owned by RCP III.  Riva Capital Management III, LLC (“RCM III”) serves as the general partner of RCP III and, therefore, shares reported herein for RCM III represent shares beneficially owned by RCP III.  Shares reported herein for Abrams Capital Management, L.P.   (“Abrams CM LP”) and Abrams Capital Management, LLC (“Abrams CM LLC”) represent shares beneficially owned by ACP II, RCP III, and other private investment funds for which Abrams CM LP serves as investment manager.  Abrams CM LLC is the general partner of Abrams CM LP.  Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital, RCM III, and Abrams CM LLC.  Mr. Abrams is the managing member of Abrams Capital, RCM III, and Abrams CM LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2020

Riva Capital Partners III, L.P.

By: Riva Capital Management III, LLC
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

Riva Capital Management III, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member
ABRAMS CAPITAL, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.

By: Abrams Capital Management, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams
David Abrams, individually